UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 15, 2005, Irwin Financial Corporation (the "Corporation") and Irwin Home Equity Corporation ("IHE") entered into a Second Amendment to their Deferred Compensation Agreement with Elena Delgado. The Deferred Compensation Agreement represents Ms. Delgado's remaining rights to compensation resulting from the sale of her IHE shares of common stock to IHE on March 31, 2005. The Second Amendment provides Ms. Delgado an opportunity in connection with her retirement as President and Chief Executive Officer of IHE to elect a lump sum payment of all outstanding amounts due to her under the Deferred Compensation Agreement. This election is being provided to Ms. Delgado under IRS transition rules that expire on December 31, 2005. The amount remaining to be paid to Ms. Delgado under the Deferred Compensation Agreement is $8,561,855. On November 15, 2005, Ms. Delgado elected to receive a lump sum payment, which will be made on or about November 30, 2005.

The Second Amendment and Ms. Delgado's election are filed with this report as Exhibit 99.1 and 99.2, respectively.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Amendment No. 2 to Deferred Compensation Agreement
99.2	Election to Terminate Deferred Compensation Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 18, 2005   By: /s/ Gregory F. Ehlinger

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment No. 2 to Deferred Compensation Agreement
99.2	Election to Terminate Deferred Compensation Agreement

EXHIBIT 99.1

AMENDMENT NO. 2 TO DEFERRED COMPENSATION AGREEMENT

THIS AMENDMENT NO. 2 TO DEFERRED COMPENSATION AGREEMENT (this "Amendment No. 2") is entered into as of the 15th day of November, 2005 by and among IRWIN HOME EQUITY CORPORATION (the "Corporation"), IRWIN FINANCIAL CORPORATION ("Irwin Financial") and ELENA DELGADO ("Delgado") for the purpose of amending that certain Deferred Compensation Agreement among the parties hereto as of December 22, 2004, and previously amended on April 7, 2005 (the "Agreement"). Capitalized terms not otherwise defined herein have the same meanings as specified in the Agreement or that certain Shareholder Agreement among the parties dated as of October 8, 1996, as amended and restated as of December 22, 2004 (the "Shareholder Agreement").

WHEREAS, the parties entered into the Agreement under circumstances and for reasons set forth more particularly in the Recitals contained in the Agreement;

WHEREAS, IRS Notice 2005-1 permits a nonqualified deferred compensation plan adopted before December 31, 2005 to be amended to provide a participant with a right to terminate participation in the plan with regard to amounts subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and receive a lump sum payment of amounts subject to the termination without violating the requirements of Section 409A(2), (3), or (4) of the Code:

WHEREAS, the Agreement is a nonqualified deferred compensation plan within the meaning of Q&A -3 of Notice 2005-1; and

WHEREAS, the parties wish to provide for such a right in the Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1.   Section 16. A new Section 16 shall be added to the Agreement effective as of November 15, 2005 as follows:

"16.   Special Termination Election in 2005. Delgado may elect to terminate her participation in the Agreement and receive a lump sum payment of all outstanding amounts due to her under the Agreement in accordance with the guidance provided by IRS Notice 2005-1, Q&A -20. If elected, the lump sum payment under this Section 16 shall be paid by the Corporation to Ms. Delgado not later than December 31, 2005, and shall be includible in her taxable income in 2005. Any termination election by Delgado shall be irrevocable."

2.   Effect on Agreement. The Agreement is and shall continue to be in full force and effect until all payments hereunder have been made to Delgado and is hereby in all respects ratified and confirmed.

3.   Counterparts. This Amendment No. 2 may be executed in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement.

4.   Governing Law. This Amendment No. 2 shall be governed by and construed in accordance with the laws of the State of Indiana.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment No. 2 as of the date first written above.

IRWIN HOME EQUITY CORPORATION:

By: /s/ Thomas D. Washburn
         Thomas D. Washburn
         Chairman

IRWIN FINANCIAL CORPORATION:

By: /s/ Gregory F. Ehlinger
         Gregory F. Ehlinger
         Senior Vice President and Chief Financial Officer

DELGADO:

/s/ Elena Delgado

EXHIBIT 99.2

ELECTION TO TERMINATE DEFERRED COMPENSATION AGREEMENT

Effective as of the close of business on November 15, 2005, I, Elena Delgado, hereby elect to terminate my participation in the Deferred Compensation Agreement (the "Agreement") that I entered into as of December 22, 2004 and amended as of April 7, 2005 with Irwin Home Equity Corporation and Irwin Financial Corporation. This election is intended to comply with the provisions of IRS Notice 2005-1, Q&A -20 and the Agreement.

I understand that this election is irrevocable, and that I will be paid the full value of the Deferred Purchase Price (as defined in the Agreement) and any interest earned thereon, pursuant to the terms of the Agreement. I certify that I have resigned as Irwin Home Equity's President and Chief Executive Officer as of the date hereof and agree that the total amount to be paid to me under the Agreement is $8,561,855**.** After such payment, I acknowledge and understand that I shall have no remaining rights or benefits under the Agreement.

/s/ Elena Delgado
Elena Delgado
Date: November 15, 2005

Accepted:

/s/ Thomas D. Washburn
Irwin Home Equity Corporation
By: Thomas D. Washburn
Its: Chairman
Date: November 15, 2005

Accepted:

/s/Gregory F. Ehlinger
Irwin Financial Corporation
By: Gregory F. Ehlinger
Its: Senior Vice President & Chief Financial Officer
Date: November 15, 2005